SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of February, 2007

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:  Press Release - COPA HOLDINGS ANNOUNCES 23.4% TRAFFIC GROWTH FOR JANUARY 2007

Copa Holdings Announces 23.4% Traffic Growth for January 2007

          PANAMA CITY, Feb. 12 /PRNewswire-FirstCall/ -- Copa Holdings, S.A. (NYSE: CPA), and its Copa Airlines and AeroRepublica operating subsidiaries, today released preliminary passenger traffic statistics for January 2007:

Copa Holdings (Consolidated)	January 2007	January 2006	Change (%)

ASM (mm) (1)	653.0	561.0	16.4%
RPM (mm) (2)	507.9	411.5	23.4%
Load Factor (3)	77.8%	73.3%	4.4	p.p.
Copa Airlines
ASM (mm) (1)	504.5	414.0	21.9%
RPM (mm) (2)	416.6	319.2	30.5%
Load Factor (3)	82.6%	77.1%	5.5	p.p.
AeroRepublica
ASM (mm) (1)	148.5	147.0	1.0%
RPM (mm) (2)	91.3	92.3	-1.1%
Load Factor (3)	61.5%	62.7%	-1.2	p.p.

(1)	Available seat miles -- represents the aircraft seating capacity multiplied by the number of miles the seats are flown
(2)	Revenue passenger miles -- represents the numbers of miles flown by revenue passengers
(3)	Load factor -- represents the percentage of aircraft seating capacity that is actually utilized

          For the month of January 2007, Copa Holdings’ system-wide passenger traffic (RPM) increased 23.4%, while capacity (ASM) increased 16.4%. System load factor for January 2007 was 77.8%, an increase of 4.4 p.p. when compared to January 2006.

          Copa Airlines passenger traffic (RPM) for January 2007 increased 30.5% while capacity (ASM) increased 21.9%. This resulted in a load factor of 82.6%, an increase of 5.5 p.p when compared to January 2006.

          AeroRepublica passenger traffic (RPM) for January 2007 decreased 1.1%, while capacity (ASM) increased 1.0%. AeroRepublica’s load factor for the month was 61.5%, a 1.2 p.p. decrease when compared to January 2006.

          Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 110 daily scheduled flights to 36 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. AeroRepublica, the second-largest domestic carrier in Colombia, provides service to 11 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogota and Medellin.

          CPA-G

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 02/12/2007
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO